FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, November 10, 2006

RESTATEMENTS FILED

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it has filed its restated audited consolidated financial statements as at and for the year ended December 31, 2005 and related disclosures, correcting a 2005 US GAAP accounting error, as described in its November 2, 2006 news release. The company has also filed its restated unaudited consolidated financial statements as at and for the three and six months ended March 31, 2006 and June 30, 2006 and related disclosures, reflecting the correction of the 2005 US GAAP accounting error referred to above and, in the case of the March 31, 2006 statements, the restatement described in the company’s August 31, 2006 news release.

Fairfax’s financial statements and accompanying notes and disclosures referred to above may be accessed at its website www.fairfax.ca.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 118 to 123 of our original 2005 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.